1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2006
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  ☑                    Form 40-F  ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes  ☐                    No  ☑
     (If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ___.)

TSMC Shareholders Approve NT$2.5 Cash and 3% Stock Dividend
     Hsinchu, Taiwan, R.O.C. — May 16, 2006 —TSMC (NYSE: TSM) today held a shareholders’ meeting at which shareholders approved the distribution of a NT$2.5 cash dividend per common share and a 3 percent stock dividend (30 shares for every 1,000 owned).
     TSMC Spokesperson and Vice President Ms. Lora Ho said other major conclusions of the shareholders’ meeting were as follows:
1.	Shareholders approved the 2005 Business Report and Financial Statements. Revenue for 2005 totaled NT$264.6 billion and net income was NT$93.58 billion, with earnings per share of NT$3.79.

2.	Shareholders approved amendments to the Articles of Incorporation to state the number of Independent Directors and the procedure by which they are elected to the Board of Directors and Supervisors. Shareholders also amended the Articles of Incorporation to state the establishment of the Audit Committee, and to set the number of Supervisors at two to three people.

3.	Shareholders elected TSMC’s 10th Board of Directors and Supervisors. The nine Directors are Morris Chang, F.C. Tseng, Jan Lobbezoo (Representative of Koninklijke Philips Electronics N.V.), Chintay Shih (Representative of the Development Fund, Executive Yuan), Rick Tsai, Stan Shih, Peter L. Bonfield, Lester C. Thurow, and Carly Fiorina. The two Supervisors are James C. Ho (Representative of the Development Fund, Executive Yuan) and Michael E. Porter. The number of independent directors was increased to four from three: Stan Shih, Lester C. Thurow, Peter L. Bonfield, and Carly Fiorina. All four meet the qualifications for independent board members as required by recent regulations announced by the Financial Supervisory Commission.
# # #

TSMC Spokesperson:
Ms. Lora Ho
Vice President and CFO
Tel: 886-3-566-4602
TSMC Acting Spokesperson:
Mr. J.H. Tzeng
PR Department Manager, TSMC
Tel: 886-3-666-5028
Mobile: 0928-882607
Fax: 886-3-567-0121
E-Mail: jhtzeng@tsmc.com
For further information, please contact:
Richard C.Y. Chung
Media Relations Manager, TSMC
Tel: 886-3-666-5038
Mobile: 886-911-258751
Fax: 886-3-567-0121
E-Mail: cychung@tsmc.com

TSMC Board of Directors Unanimously Re-elects Dr. Morris Chang as Chairman
     Hsinchu, Taiwan, R.O.C. — May 16, 2006 — TSMC (NYSE: TSM) today held the first meeting of the 10th Board of Directors and Supervisors, at which the Board unanimously re-elected Dr. Morris Chang as Chairman and Dr. F.C. Tseng as Vice Chairman of TSMC.
     TSMC Spokesperson and Vice President Ms. Lora Ho said other major conclusions of the Board meeting were as follows:
1.	The Board approved capital appropriation of US$966.3 million to expand the Fab 14 facility and increase 65 nanometer and 90 nanometer capacity.

2.	The Board approved capital appropriation of US$242.1 million to expand production capacity of eight-inch and six-inch wafer fabs.

3.	The Board approved a sum of US$1.3 billion to be held by a TSMC wholly-owned foreign subsidiary for the purpose of holding TSMC’s fixed income investment portfolio and reducing foreign exchange hedging costs. The subsidiary will hold the funds in order to improve TSMC’s cash investments and there are no plans to employ it for any other purpose. There will be no impact on TSMC’s capital operations as US$1.3 billion accounts for less than 20 percent of TSMC’s total cash, and the percentage will decrease over time as more cash is generated. In addition, TSMC will follow government regulations and disclose how the funds are invested, as well as other data, in quarterly financial reports.

4.	The Board approved the promotion of Dr. Jack Sun and the appointment of Dr. Fu-Chieh Hsu as Vice Presidents of TSMC.

5.	The Board appointed Sir Peter L. Bonfield, Professor Lester Thurow, Mr. Stan Shih and Ms. Carly Fiorina as members of the Audit Committee, and designated Sir Peter L. Bonfield as the Chairman of the committee.
# # #

TSMC Spokesperson:
Ms. Lora Ho
Vice President and CFO
Tel: 886-3-566-4602
TSMC Acting Spokesperson:
Mr. J.H. Tzeng
PR Department Manager, TSMC
Tel: 886-3-666-5028
Mobile: 0928-882607
Fax: 886-3-567-0121
E-Mail: jhtzeng@tsmc.com
For further information, please contact:
Richard C.Y. Chung
Media Relations Manager, TSMC
Tel: 886-3-666-5038
Mobile: 886-911-258751
Fax: 886-3-567-0121
E-Mail: cychung@tsmc.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: May 16, 2006	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer